SEALSQ Receives Final Approval from the French Ministry of the Economy, Finance and Industrial and Digital Sovereignty and Completes Acquisition of IC’ALPS

Geneva, Switzerland – August 4, 2025 – Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey" or "the Company”), a global leader in cybersecurity, digital identity, and IoT technologies, today announced that its subsidiary, SEALSQ Corp (“SEALSQ”), a leading developer and provider of semiconductor-based PKI and Post-Quantum hardware/software security solutions, received final approval from the French Ministry of the Economy, Finance and Industrial and Digital Sovereignty under applicable foreign investment regulations and subsequently completed the acquisition of 100% of the share capital and voting rights of IC’ALPS SAS from its current shareholders (the “Sellers”), effective August 4, 2025.

As a result of the acquisition, approximately 90 employees from IC’ALPS have joined SEALSQ, bringing the Company’s total staff in France to over 150 people, significantly strengthening SEALSQ’s presence and capabilities in Europe’s semiconductor sector.

The acquisition was for a total fixed purchase price of EUR 12.5 million, payable in a combination of cash and SEALSQ shares, with a further earn-out payment of up to EUR 4 million payable in SEALSQ shares, subject to IC’ALPS achieving certain revenue targets for the twelve months ending December 31, 2025.

The SEALSQ Ordinary Shares issued as part of the consideration will be subject to a 180-day lock-up period, during which the relevant Seller receiving these shares will be restricted from selling, transferring, or otherwise disposing of them.

During the year ended December 31, 2024, based on the audited financial statements of IC’ALPS provided to SEALSQ and prepared according to French GAAP, the revenue of IC’ALPS was EUR 9,756,000 and the net loss was EUR 2,016,000. During the year ended December 31, 2023, based on the audited financial statements of IC’ALPS provided to SEALSQ and prepared according to French GAAP, the revenue of IC’ALPS was EUR 8,465,000 and the net income was EUR 318,000.1

SEALSQ will prepare audited financial statements for IC’ALPS under US GAAP for the fiscal years 2023 and 2024. These adjustments may result in material differences from the preliminary figures provided above.

Business Continuity and Expertise of IC’ALPS

IC’ALPS will continue its core business of providing bespoke Application-Specific Integrated Circuits (ASIC) design services, ensuring uninterrupted support for clients seeking high-performance, differentiated solutions to drive innovation in their products and systems. With its established certifications in medical, aerospace, and extensive expertise in automotive applications, IC’ALPS remains uniquely positioned to deliver tailored, high-quality designs. The company’s trusted partnerships with leading silicon foundries, including TSMC, GlobalFoundries, Intel Foundry, X-FAB, and ams OSRAM, reinforce its reputation as a reliable design partner, enabling clients across diverse industries to achieve cutting-edge performance and innovation while benefiting from IC’ALPS’ proven track record and rigorous industry standards.

Strategic Vision & Product Innovation

Leveraging SEALSQ’s expertise in quantum-resistant chip technology and IC’ALPS’ proven track record in custom intellectual property block (IP) and ASIC design & supply chain management, this acquisition creates a powerful synergy to revolutionize the development of secure, tailor-made ASICs. The partnership combines SEALSQ’s advanced security intellectual property (IP), including NIST-approved post-quantum cryptographic algorithms (CRYSTALS-Kyber and CRYSTALS-Dilithium), with IC’ALPS’ cutting-edge analog and digital design capabilities. This collaboration enables SEALSQ to offer an end-to-end EU sovereign Secure ASIC solution, including custom derivatives of the QS7001 open hardware platform, designed to meet stringent security standards such as FIPS 140-3 and CC EAL5+ for mission-critical applications.

A key milestone of this collaboration is the development of SEALSQ’s QVault TPM, the first chip to emerge from the integration of SEALSQ and IC’ALPS expertise, with initial samples expected in Q1 2026. Built on the QS7001 architecture, the QVault TPM exemplifies the synergy between advanced security IP and cutting-edge ASIC design, delivering unparalleled protection for digital identities and connected devices across diverse industries.

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1 We note that the net loss of IC’ALPS under French GAAP for the twelve months ended December 31, 2024 included sales to SEALSQ in an amount of approximately EUR 615,000. Excluding the sales to SEALSQ, the net loss of IC’ALPS under French GAAP for the twelve months ended December 31, 2024 would amount to a net loss in the amount of EUR (2,631,000), based on the draft unaudited revenue of IC’ALPS provided to SEALSQ. We note that the net income of IC’ALPS under French GAAP for the twelve months ended December 31, 2023 included sales to SEALSQ in an amount of approximately EUR 1,168,000. Excluding the sales to SEALSQ, the net income of IC’ALPS under French GAAP for the twelve months ended December 31, 2024 would amount to a net loss in the amount of EUR (850,000) based on the audited revenue of IC’ALPS provided to SEALSQ.

Synergistic Benefits

On one hand, the acquisition will bolster SEALSQ’s Secure Chip custom design strategy: The offering focuses on developing Secure ASICs, for instance customized derivatives of the QS7001 open hardware platform, designed to integrate NIST-approved post-quantum cryptographic algorithms (CRYSTALS-Kyber and CRYSTALS-Dilithium) for robust, quantum-resistant security, but also traditional counter measures and cryptography to prevent more classic attacks. The chips would therefore offer FIP 140-3 and CC EAL5+ certification capabilities, which are commonly required for sensitive applications like Healthcare, Defense and Automotive. (Visit www.sealsq.com/custom-chips-asic to explore SEALSQ’s tailor-made Secure ASIC solutions)

On the other hand, IC’ALPS plans to leverage SEALSQ’s security IPs to embed quantum-resistant cryptography into its ASIC designs, enhancing the security pillar of its offerings for high-stakes industries, especially Healthcare, Automotive and IoT.

This integration addresses the growing demand for secure, high-performance ASICs in a $36.8 billion market (projected by 2032, Fortune Business Insights), where quantum threats and traditional vulnerabilities are increasing concerns.

Key Use Cases:

•	Automotive: The partnership delivers ASICs with quantum-safe cryptography and functional safety for connected cars, electric vehicles, and autonomous driving systems, meeting high Automotive Safety Integrity Levels (ASILs). These ASICs provide superior performance, lower power consumption, and cost efficiency compared to standard chips, ensuring secure and reliable vehicle systems.
•	Healthcare: Secure ASICs protect sensitive medical and healthcare systems, safeguarding patient data and ensuring compliance with stringent regulatory requirements.
•	IoT: The collaboration enables secure, low-power ASICs for IoT devices, ensuring data integrity and protection against quantum and classical threats in connected ecosystems.
•	Defense and AI: Tailored microcontrollers support defense applications and AI-driven systems, providing robust security for mission-critical operations.

Benefits of ASICs with Integrated Security:

ASICs offer unmatched performance, energy efficiency, and cost optimization for specialized applications. By embedding SEALSQ’s quantum-resistant security IPs, these ASICs address the vulnerabilities of traditional cryptographic methods (e.g., RSA and ECC) to quantum computing attacks, ensuring long-term protection for critical systems. This is particularly vital as quantum computing advances and industries demand future-proof solutions to safeguard sensitive data and infrastructure.

Strategic Quantum Corridor:

SEALSQ’s operational headquarters in Aix-en-Provence, France, is poised to become a “Quantum Corridor,” a hub for developing post-quantum semiconductors and identity-focused microchips. This acquisition strengthens SEALSQ’s ability to deliver EU-sovereign solutions, meeting the growing global demand for secure, quantum-resistant technologies.

More information:

www.icalps.com | https://www.linkedin.com/company/ic-alps/

www.sealsq.com | https://www.linkedin.com/company/sealsq/

www.wisekey.com | https://www.linkedin.com/company/wisekey-sa/

About IC’Alps

IC’ALPS is your one-stop-shop ASIC partner. Based in France (HQ in Grenoble, two design centers in Grenoble and Toulouse), the company provides customers with a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to the qualification, and the management of the entire production supply chain. Its 90+ engineers’ areas of expertise include analogic, digital and mixed-signal circuits (sensor/MEMS interfaces, ultra-low power consumption, power management, high-resolution converters, high voltage, signal processing, ARM and RISC-V based multiprocessors architectures, hardware accelerators) on technologies from 0.18 µm down to 1.8 nm, and from multiple foundries (TSMC, Global Foundries, Tower Semiconductor, X-FAB, STMicroelectronics, Intel Foundry, ams-OSRAM, etc.). The company is active worldwide in medical, industrial, automotive, IoT, AI, mil-aero and digital identity & security sectors. IC’ALPS is ISO 9001:2015, ISO 13485:2016, EN 9100:2018, Common Criteria at site-level, and ready for IATF 16949.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

About WISeKey

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions, and (v) SEALCOIN AG which focuses on decentralized physical internet with DePIN technology and house the development of the SEALCOIN platform.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people. For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Disclaimer
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FinSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

Press and Investor Contacts

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@theequitygroup.com